Filed by Seagate Technology

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Maxtor Corporation

Commission File No.: 001-16447

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A for fiscal year 2004 and Quarterly Report on Form 10-Q for the third quarter ended October 1, 2005 as filed with the SEC. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which are filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which are filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a letter sent to Seagate’s suppliers from William D. Watkins, Seagate’s President and CEO, and Dave Wickersham, Seagate’s COO.

SUPPLIER LETTER

Dear Valued Supplier,

We’re pleased to share with you some exciting news. As the enclosed press release outlines, today we announced that Seagate intends to acquire Maxtor. We are very enthusiastic and optimistic about the combined company’s ability to have a significant impact on the future of storage.

The merger with Maxtor is a critical milestone in our quest to deliver more innovative storage solutions to increasingly diverse and growing markets. By acquiring Maxtor, we will gain critical resources—including strategic manufacturing assets — that will help us increase capacity and enhance efficiency. These advantages, combined with our current strengths, position us to drive product innovation and deliver more compelling products, more quickly. Combining Seagate and Maxtor resources will support a larger customer base, expansion into new markets, and growth across all other sectors. As such, this new entity will offer increased and exciting opportunities for our suppliers.

Seagate’s executive management team will continue to serve in their current capacities. The combined company will retain the Seagate name and its executive offices will remain in Scotts Valley, California. We expect the transaction will be completed in the second half of calendar 2006, subject to stockholder approval and customary regulatory approvals.

Of course, the acquisition of another company inevitably brings with it some changes. We do expect to eliminate redundant overhead among the two companies, but we don’t anticipate any changes in your contact with Seagate.

As our supplier, you provide us with invaluable resources and support and are one of our company’s greatest assets. We’d like to thank you for the important role you’ve played in helping us reach this milestone and look forward to your continued participation in our growth and progress. If you have any questions, please feel free to call your representative here at Seagate, or visit our website. Thank you for your continued support.

Regards,

William D. Watkins President & CEO Seagate	Dave Wickersham COO Seagate